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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                       Commission file number   001-15789
                                                ---------

(Check one)


[X]  Form 10-K and 10-KSB   [ ]  Form 11-K     [ ] Form 20-F
[ ]  Form 10-Q and 10-QSB   [ ]  Form N-SAR


For Period Ended:  September 30, 2001


[ ]     Transition Report on Form 10-KSB
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-QSB
[ ]     Transition Report on Form N-SAR



For the transition period ended:
                                -----------------------------------------


            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I

                             REGISTRANT INFORMATION


Full Name of Registrant:     Stratus Services Group, Inc.

Former Name if Applicable:   N/A

Address of Principal Executive Office
(Street and Number):         500 Craig Road, Suite 201

City, State and Zip Code:    Manalapan, New Jersey 07726


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                                     PART II

                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate.)

[ X ]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable  effort or expense;

[ X ]    (b)    The subject annual report, semi-annual report, transition
         report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report form 10-Q, 10-QSB, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


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                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-K for Stratus Services Group, Inc. could not be filed on December 29, 2001, the required filing date, due to complexities associated with accounting for significant transactions completed in fiscal 2001 and the unavailability of certain information in a time frame necessary to complete the Form 10-K. Such information relates to the current operations of the Company's business in fiscal 2001.


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                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Michael A. Maltzman, Chief Financial Officer                  732-866-0300

(2) Have all other periodic reports required under Section 13 or 15 (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        [X]    Yes              [ ]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [X]    Yes              [ ]     No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          STRATUS SERVICES GROUP, INC.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    DECEMBER 28, 2001             By:      /s/ MICHAEL A. MALTZMAN
         ------------------                     -------------------------------
                                                Michael A. Maltzman
                                                Chief Financial Officer


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PART IV
OTHER INFORMATION (CONTINUED)

(3) The registrant expects to report a net loss for fiscal 2001 in the range of $5 to $5.5 million as opposed to net income of approximately $1.0 million that it reported for fiscal 2000. The anticipated net loss is due, in significant part, to interest costs associated with outstanding convertible debentures, one-time charges to earnings as a result of discontinued negotiations to sell the registrant's Engineering Division, write-off of costs associated with various financing not obtained, costs of acquisitions not made, costs associated with closed offices, integration and start-up costs of completed acquisitions, and general economic conditions.